UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File No: 001-6926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

c/o Human Resources

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3: Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a)        Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits—December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits—Years ended December 31, 2011 and 2010

Notes to Financial Statements

Supplemental Schedule

Schedule H , Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2011

b)        Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Bard Employees’ Savings Trust 401(k) Plan (Name of Plan)

By:	/s/ Frank Lupisella Jr.
Frank Lupisella Jr. Vice President and Controller

Dated: June 21, 2012

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Investment Committee

Bard Employees’ Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Short Hills, New Jersey
June 21, 2012

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments at fair value	$385,218,952	$384,642,852
Receivables:
Loans to participants	6,708,498	6,314,568
Participants’ contributions	768,970	760,420
Employer’s contributions	—	433,346

Total receivables	7,477,468	7,508,334

Net assets available for benefits at fair value	392,696,420	392,151,186
Adjustment from fair value to contract value for fully benefit - responsive investment contracts	(2,657,956)	(2,160,236)

Net assets available for benefits	$390,038,464	$389,990,950

See accompanying notes to financial statements.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
Additions:
Investment income (loss):
Interest income	$1,561,251	$1,471,329
Dividend income	6,503,441	5,203,926
Net (depreciation) appreciation in fair value of investments	(13,816,632)	38,581,234

Total investment (loss) income	(5,751,940)	45,256,489

Interest income, participant loans	301,060	318,141

Contributions:
Employer, net of forfeitures	7,470,364	9,487,347
Asset transfers due to C. R. Bard, Inc. acquisitions	4,284,586	1,241,806
Participant	24,508,375	23,570,191

Total contributions	36,263,325	34,299,344

Total additions	30,812,445	79,873,974

Deductions:
Payment of benefits	30,764,931	25,050,124

Net increase in assets available for benefits	47,514	54,823,850
Net assets available for benefits:
Beginning of year	389,990,950	335,167,100

End of year	$390,038,464	$389,990,950

See accompanying notes to financial statements.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(1)	Plan Description

The following brief description of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a)	Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the “Company”) and Plan participants. All domestic employees of the Company not covered by a collective bargaining agreement who have either been scheduled for 1,000 hours of service or completed 12 consecutive months of service during which they performed at least 1,000 hours of service are eligible to participate in the Plan. Effective January 1, 1998, Company matching contributions associated with the Bard Common Stock Fund were designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Bard Common Stock Fund invests primarily in qualifying employer securities.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.

(b)	Contributions

The Plan allows all participants to elect to make tax-deferred contributions through payroll deductions between 1% and 50% of their compensation, subject to the annual IRC section 402(g) limit ($16,500 in 2011 and 2010). Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of a participants’ first 3% of compensation contributed to the Plan and 50% of the next 1% of compensation contributed to the Plan.

The Company amended the Plan to provide for an additional annual retirement contribution for new hires beginning January 1, 2011, or later. These employees will not be eligible to participate in the Employees’ Retirement Plan of C. R. Bard, Inc., the Company’s defined benefit plan, but are eligible for the annual retirement contribution under the amended Plan after completing one year of service with the Company. The annual retirement contribution under the amended Plan consists of a lump sum payment made by the Company to participants’ accounts following the end of each plan year and is calculated as a percentage of compensation determined by a participant’s full years of service with the Company. For purposes of determining the annual retirement contribution, compensation includes base pay, overtime, commission and bonus. Participants hired prior to January 1, 2011 will not receive this contribution but will continue to participate in the Company’s defined benefit plan.

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. The Plan allows participants to separately direct the investment of the Company contributions. If no separate direction is made, Company contributions are invested in the same manner as a participant’s pre-tax elections, until such time as a participant directs them to be invested differently.

The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations. The Plan includes the Vanguard Target Retirement Funds as a qualified default investment alternative in order to comply with ERISA Section 404(c), as amended by the Pension Protection Act of 2006. As of December 31, 2011, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard LifeStrategy Growth Fund – Seeks to provide long-term growth of capital by investing in three Vanguard funds: a domestic stock fund; an international stock fund; and a bond fund. The fund’s asset allocation is expected to be approximately 80% stocks and 20% bonds.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Vanguard LifeStrategy Moderate Growth Fund – Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in three Vanguard funds: a domestic stock fund; an international stock fund; and a bond fund. The fund’s asset allocation is expected to be approximately 60% stocks and 40% bonds.

Vanguard LifeStrategy Conservative Growth Fund – Seeks to provide income and low-to-moderate capital appreciation by investing in three Vanguard funds: a bond fund; a domestic stock fund; and an international stock fund. The fund’s asset allocation is expected to be approximately 40% stocks and 60% bonds.

Vanguard Mid-Cap Index Fund – Seeks to track the investment returns of the MSCI® US Mid Cap 450 Index, which measures the performance of the stocks of a broadly diversified index of medium-sized U.S. companies.

Vanguard Prime Money Market Fund – Seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities.

Vanguard PRIMECAP Fund – Seeks to provide long-term capital appreciation. The fund invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The fund’s portfolio consists predominantly of mid- and large-capitalization stocks.

Vanguard Small-Cap Index Fund – Seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs a “passive management” (or indexing) investment approach designed to track the performance of the MSCI® US Small Cap 1750 Index, a broadly diversified index of stocks of smaller U.S. companies.

Vanguard Total Bond Market Index Fund – Seeks to track the performance of a broad, market-weighted bond index. The fund employs a “passive management” (or indexing) investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Bond Index.

Vanguard Wellington Fund – Seeks to provide long-term capital appreciation and reasonable current income. The fund invests 60% to 70% of its assets in dividend-paying, and, to a lesser extent, non-dividend-paying common stocks of established medium-size and large companies. The remaining 30% to 40% of fund assets are invested mainly in investment-grade corporate bonds, with some exposure to U.S. Treasury and government agency bonds, as well as mortgage-backed securities.

Vanguard Retirement Savings Trust Fund – Seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks.

Vanguard International Growth Fund – Seeks to provide long-term capital appreciation. The fund invests in the stocks of companies located outside the United States. In selecting stocks, the fund’s advisors evaluate foreign markets around the world and choose companies with above-average growth potential.

Vanguard 500 Index Fund – Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management” (or indexing) investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Vanguard Target Retirement Funds – This series of separate life-cycle funds seeks to provide capital appreciation and current income. Each fund is a multi-fund portfolio designed for a targeted retirement year. Each of the funds invests in a diversified combination of underlying Vanguard funds, primarily index funds, chosen from among seven options. Through these underlying funds, this well-diversified portfolio potentially offers exposure to small-, mid- and large-cap domestic and international stocks, as well as bonds and money market instruments. The asset mix gradually and automatically becomes more conservative, reducing the proportion invested in stocks, as the fund approaches the targeted retirement year.

Bard Common Stock Fund – Seeks to provide the potential for long-term growth through increases in the value of the Company’s stock.

(c)	Forfeitures

In 2011, employer contributions were reduced by $3,637,639 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2011 included forfeited nonvested amounts totaling $964,613. These amounts will be used to reduce future Company matching contributions.

In 2010, employer contributions were reduced by $1,016,280 from forfeited nonvested accounts. Total assets of the Plan as of December 31, 2010 included forfeited nonvested amounts totaling $56,084.

(d)	Vesting

All participants will vest in the Company’s matching contribution as follows:

Years of Service	% vested
Under 2	0
2 but < 3	25
3 but < 4	50
4 but < 5	75
5 or more	100

Participants hired after January 1, 2011 will vest in the Company’s annual retirement contribution as follows:

Years of Service	% vested
Under 2	0
2 but < 3	20
3 but < 4	40
4 but < 5	60
5 but < 6	80
6 or more	100

(e)	Loans to Plan Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the Prime Rate plus 1%, determined on January 1 of each Plan year. Interest paid by participants is credited to their respective accounts. Participants may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years. Participant loans are valued at cost which approximates fair value. At December 31, 2011, the interest rates on participant loans ranged from 4.25% to 9.50%.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(f)	Income Allocations

Investment income for an accounting period is allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

(g)	Distributions

Participants are entitled to receive the full amount of their vested account balance when one of the following events occurs: normal retirement; termination of service; death; or disability. In-service withdrawals are also permitted at the participant’s request after the attainment of age 59 1/2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment, a series of installments over three to ten years, or a combination of both.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management and the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust Fund are valued at net asset value at year-end. Securities not traded on the year-end date are valued at the last quoted bid price. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The value of the Bard Common Stock Fund is not equal to the market value of the underlying shares of stock in the stock fund due to the cash portion of the fund and the timing of transaction postings.

In determining the net assets available for benefits, the Plan’s investment in the Vanguard Retirement Savings Trust Fund is recorded at its contract value because this fund holds fully benefit-responsive investment contracts. Contract value, not fair value, is the amount Plan participants would receive if they were to initiate transactions with this fund under the Plan.

The Plan’s investment in the Vanguard Retirement Savings Trust Fund is calculated by applying the Plan’s ownership percentage in the fund to the total fair value of the fund. The underlying assets owned by the fund consist primarily of fixed income securities with quoted market prices.

(c)	Plan Administration

Under a trust agreement dated January 1, 1998, Vanguard Fiduciary Trust Company (“Vanguard”) is the appointed trustee of the Plan and administers the Plan’s assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan have been paid by the Company in 2011 and 2010.

(d)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(e)	Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated December 4, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. In conformity with best practices, in January 2011, the Plan sponsor submitted a request to the IRS for a new favorable determination letter, which both the Plan sponsor and its legal counsel believe will be granted in the near future.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities including the Company’s common stock (approximately 21% of net assets available for benefits at December 31, 2011). Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. A discussion of risks and uncertainties associated with the Company’s common stock is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

(h)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)	Investments

At December 31, 2011 and 2010, the Plan’s assets were allocated among various investment funds and measured at fair value. Fair value is determined using assumptions that market participants would use in measuring fair value of these funds. The fair value guidance establishes a three-level hierarchy to prioritize the inputs used in measuring fair value.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets;

Level 2 – Observable inputs, such as quoted prices for similar assets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using other methodologies.

Investments measured at fair value are summarized below:

	December 31, 2011
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered Investment Companies:
Short-Term Investments	$13,771,923	$13,771,923	$—	$—
Bonds	20,576,927	20,576,927	—	—
Balanced (Stocks and Bonds)	86,941,450	86,941,450	—	—
Domestic Equity	107,329,243	107,329,243	—	—
International Equity	16,105,064	16,105,064	—	—
Common/Collective Trust	57,399,344	—	57,399,344	—
Bard Common Stock Fund	83,095,001	83,095,001	—	—

Total Investments	$385,218,952	$327,819,608	$57,399,344	$—

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

	December 31, 2010
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered Investment Companies:
Short-Term Investments	$10,557,979	$10,557,979	$—	$—
Bonds	19,450,543	19,450,543	—	—
Balanced (Stocks and Bonds)	74,312,224	74,312,224	—	—
Domestic Equity	107,977,809	107,977,809	—	—
International Equity	19,429,219	19,429,219	—	—
Common/Collective Trust	54,858,793	—	54,858,793	—
Bard Common Stock Fund	98,056,285	98,056,285	—	—

Total Investments	$384,642,852	$329,784,059	$54,858,793	$—

The following investments at fair value represent 5% or more of the Plan’s net assets available for benefits at December 31,

	2011	2010
Vanguard 500 Index Fund	$48,429,352	$48,260,280
Vanguard Total Bond Market Index Fund	20,576,927	19,450,544
Bard Common Stock Fund	83,095,001	98,056,285
Vanguard PRIMECAP Fund	29,285,561	29,351,811
Vanguard Retirement Savings Trust Fund	57,399,344	54,858,793

The Plan’s net (depreciation)/appreciation, including realized and unrealized losses and gains, in fair value of investments is as follows:

	2011	2010
Registered Investment Companies	$(7,920,687)	$23,174,590
Bard Common Stock Fund	(5,895,945)	15,406,644
Common/Collective Trusts	—	—

Net (depreciation) appreciation	$(13,816,632)	$38,581,234

(4)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies and collective trusts managed by Vanguard. These transactions are considered party-in-interest transactions because Vanguard acts as the trustee and record keeper for the Plan.

At December 31, 2011 and 2010, the Plan had outstanding loans to participants of $6,708,498 and $6,314,568, respectively. These transactions are considered parties-in-interest transactions.

At December 31, 2011, the Plan held Bard common stock valued at $83,095,001. At December 31, 2010, the Plan held Bard common stock valued at $98,056,285. During the years ended December 31, 2011 and 2010, the Plan purchased Bard common stock with a fair value of $13,653,807 and $9,928,283, respectively. During the years ended December 31, 2011 and 2010, the Plan sold Bard common stock with a fair value of $22,719,144 and $17,959,903, respectively.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d)	(e) Current Value

*	Vanguard 500 Index Fund	Registered Investment Company	**	$48,429,352

*	Vanguard Int’l Growth Fund	Registered Investment Company	**	16,105,064

*	Vanguard LifeSt Conserv Growth Fund	Registered Investment Company	**	3,844,409

*	Vanguard LifeSt Growth Fund	Registered Investment Company	**	10,078,165

*	Vanguard LifeSt Mod Growth Fund	Registered Investment Company	**	7,347,692

*	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	16,239,710

*	Vanguard PRIMECAP Fund	Registered Investment Company	**	29,285,561

*	Vanguard Prime Money Market Fund	Registered Investment Company	**	13,771,923

*	Vanguard Sm-Cap Index Fund	Registered Investment Company	**	13,374,620

*	Vanguard Target Retirement 2010	Registered Investment Company	**	945,927

*	Vanguard Target Retirement 2015	Registered Investment Company	**	3,419,689

*	Vanguard Target Retirement 2020	Registered Investment Company	**	4,181,312

*	Vanguard Target Retirement 2025	Registered Investment Company	**	4,842,863

*	Vanguard Target Retirement 2030	Registered Investment Company	**	5,475,447

*	Vanguard Target Retirement 2035	Registered Investment Company	**	6,578,047

*	Vanguard Target Retirement 2040	Registered Investment Company	**	9,848,571

*	Vanguard Target Retirement 2045	Registered Investment Company	**	7,766,116

*	Vanguard Target Retirement 2050	Registered Investment Company	**	2,886,998

*	Vanguard Target Retirement Income	Registered Investment Company	**	1,118,021

*	Vanguard Total Bond Mkt Index Fund	Registered Investment Company	**	20,576,927

*	Vanguard Wellington Fund	Registered Investment Company	**	18,608,193

*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust	**	54,741,388

*	Bard Common Stock Fund	Company Stock Fund	**	83,095,001

	Total assets held for investment purposes			$382,560,996

*	Participant Loans	Interest rates ranging from 4.25% to 9.50%; maturities ranging from 2012-2026	**	$6,708,498

*   Party-in-Interest

** Cost information omitted for fully-participant directed investments

See accompanying auditors’ report.